# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PMV Pharmaceuticals, Inc., CIK 0001699382
CUSIP: 69353Y103
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 400 Alexander Park Drive, Suite 301, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001373604-24-000110
Filed by CIK 0001373604

## Reporting persons
- BML Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,269,907; sole dispositive power 0; shared dispositive power 3,269,907; aggregate amount beneficially owned 3,269,907 (6.3% of the class)

## Item 1. Issuer
Name of issuer: PMV Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Alexander Park Drive, Suite 301, Princeton, New Jersey, 08540

## Item 2. Person Filing
Name of person filing: BML Investment Partners, L.P.
Address of principal business office or, if none, residence: 65 E Cedar, Suite 2 Zionsville, IN 46077
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,269,907
Percent of class: 6.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,269,907
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,269,907

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, BML Capital Management, LLC its General Partner By: Braden M Leonard, its Managing Member (02/14/2025)
Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act.